Mail Stop 3010

September 22, 2009

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

> **Re: The Goldman Sachs Group, Inc.**
> **Form 10-K for the Year Ended November 28, 2008**
> **Filed January 27, 2009**
> **Form 10-Q for the Period Ended March 27, 2009**
> **Filed May 6, 2009**
> **Form 10-Q for the Period Ended June 26, 2009**
> **Filed August 5, 2009**
> **File No. 1-14965**

Dear Mr. Viniar:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jessica Barberich
Assistant Chief Accountant